

The Shift Film was live.
October 15 at 3:59 PM · 🌐

In the great expanse of sci-fi narratives, seldom does the hero call upon faith. The Shift is a modern-day, sci-fi story of conviction that takes a lot of its cues from the Book of Job. The hero, who finds the universe is against him, calls upon a higher power! Sounds a little more relatable than space lasers, in our opinion.

Join Brock and Orlando, creative team of The Shift, and Kyle, Editor in Chief of The Babylon Bee, as they discuss the possibilities of The Shift in the sci-fi entertainment industry.

How can this film become a reality? Go to angel.com/theshift to find out.



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The Shift

Movie | Offering: Reservation

2,536
BACKERS

$2,100,838
PLEDGED

Previous Rounds:

1,656
BACKERS

$729,000
RAISED

theshiftfilm • Following

theshiftfilm Did you see this? The number of pledges is rising so fast and so quickly we completely missed the moment when we passed $2M and here we are now at $2.1M!

It really, REALLY feels like there's some interest in making this movie happen. And why? Because we need better Christian movies and stories. It's just that simple.

Learn more and see where we're at now at the link in our bio.

Please note that we are not accepting investment at this time. We are only gauging interest to help us decide if we should open another round of crowdfunding.

Legal makes us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

4d



The Shift Film
October 7 at 12:45 PM · 🌐

Admit it, you jumped.

See the short film for the 1st (or 20th) time now at angel.com/theshift





"SO IMPRESSED! I invested. **SO STOKED** for a **new wave of Christian cinema**. I just love this story and vision **SO** much!"

– Sara R.W.

theshiftfilm · Following

theshiftfilm We're pretty stoked, too, Sara. Kevin maybe a little less so. 🚗🎬🎬🙆🙆 But he'll come around.

Watch the short film and see what's happening with a "new wave of Christian cinema" at angel.com/theshift

#movies #film #theshiftfilm #crowdfunding #angelstudios #christian #faith #faithfilm

1w

nursebeehoney JUST FOLLOWED I AM BEHIND THIS 100%
5d   1 like   Reply

richie2ricardo 👏👏👏
5d   1 like   Reply

aravis_arevalo Im investing.
3d   1 like   Reply

kennyjames0426 This seems like a bad idea, not investing

80 likes

OCTOBER 18

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The Shift Film
October 20 at 11:55 AM · 🌐

GAUGING INTEREST in an investment opportunity. We are creating a feature-length film called "The Shift" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the film "The Shift" if we launched a crowdfunding investment.

You can watch the short film that has already raised over $700,000 for the feature film. Check it out and the potential investment opportunity at angel.com/theshift .

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

